

Mail Stop 4628

September 15, 2017

Via E-mail
William Restrepo
Chief Financial Officer
Nabors Industries Ltd.
Crown House Second Floor
4 Par-la-Ville Road,
Hamilton, HM08 Bermuda

> **Re:** **Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 3, 2017**
> **File No. 1-32657**

Dear Mr. Restrepo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements and Supplementary Data, page 43

Consolidated Financial Statements, page 45

Notes to the Consolidated Financial Statements, page 50

Note 21 – Segment Information, page 87

1.   Disclosure under this footnote indicates that you generate significant revenue from international sales. If revenues from external customers attributed to an individual

foreign country are material, expand your disclosure to provide those revenues separately. Additionally, disclose the basis for attributing revenues from external customers to individual countries. See FASB ASC 280-10-50-41a.

Form 10-Q for the Quarterly Period ended June 30, 2017

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 8

Note 5 - Debt, page 14

2.   Describe for us, in reasonable detail, the material terms and intended operation of the capped call transactions. Additionally, explain to us your actual initial accounting and your expected future accounting for these transactions. Your discussion of future accounting should address all reasonably possible outcomes under the transactions though their ultimate settlement, expiration or other termination. As part of your response, provide reference to the specific authoritative literature that supports your accounting.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 if you have questions regarding comments on the financial statements and related matters. Please contact me, at 202-551-3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources